SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 900, dated July 19, 2021.

CERTIFICATE

MINUTES OF THE 900TH MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Company Registration ID) No. 53300000859/

It is hereby certified, for all due purposes, that the 900th meeting of the Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras (“Company” or “Eletrobras”) was held on July 12, 2021, at 4:07 pm, with the closing of the works registered at 8:30 pm. The meeting took place in an exclusively remote environment, using the Cisco Webex Meetings videoconference application. The Board member RUY FLAKS SCHNEIDER (RFS) assumed the chair remotely. The Board Members RODRIGO LIMP NASCIMENTO (RLN), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), ARMANDO CASADO DE ARAÚJO (ACA), JERÔNIMO ANTUNES (JEA), FELIPE VILLELA DIAS (FVD), MARCELO DE SIQUEIRA FREITAS (MSF), ANA SILVIA CORSO MATTE (ASM) and DANIEL ALVES FERREIRA (DAF) remotely participated in the meeting. The Board members BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) and CARLOS EDUARDO RODRIGUES PEREIRA (CRP) were justifiably absent from the meeting. The meeting was also attended by the Secretary of Governance BRUNO KLAPPER LOPES (BKL) and the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTRUCTION: Support material was made available to Directors through the Governance Portal. INSTALLATION AND RESOLUTION QUORUMS: As prescribed in art. 28, caput, of Eletrobras' Bylaws, this conclave must be installed with the presence of the majority of its members, and its resolutions must be taken, as a general rule, by the majority of those present. The meeting was installed with the presence of nine members, in compliance with the minimum quorum for installation of six members. The minimum quorum for taking deliberations is five members, except in cases where there is an explicit record of a change in the quorum present at the time of deliberation. The prior declaration of a conflict of interest by the Board Member and/or his momentary absence from the meeting entails its subtraction for purposes of calculating the respective minimum quorum for deliberation. DECISION: DEL-136, of 07.12.2021. Exercise of NBTE's Tag Along Right by Eletronorte. RES 441, dated 07.05.2021. The Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras, in the exercise of its attributions, embodied in a decision of the Executive Board, in the statement issued by the Statutory Committee for Strategy, Governance and Sustainability – CEGS at its 004th meeting held on 07.07.2021, at the meeting held on 07.07.2021. statement issued by the Statutory Audit and Statutory Risk Committee – CAE at its 194th meeting closed on 07.12.2021, in the support material and documents below, RESOLVED: Executive Board Resolution No. 441, of 07.05.2021; Executive Board Report PR-088, of 07.05.2021; Executive Summary PREG-001, of 07.05.2021; 1. to approve the exercise of tag along rights for the shares of Norte Brasil Transmissora de Energia SA – NBTE by Eletronorte, where Leovac Participações SA will pay to Eletronorte, for 49% of the shares of NBTE, the amount of BRL 700,000,000.00 (seven hundred million reais), pursuant to Evoltz's notification dated May 14, 2021; 2. to approve the draft of the Share Purchase and Sale Agreement between Leovac Participações S.A. and Eletronorte; 3. ratify that the Minimum Attractiveness Rate (TMA) is composed of the real cost of capital (Ke) equal to 6.359% p.a. (indicated in IT-DFPA-009/2021, of 06.24.2021) added to the application of a strategic spread of 0%, resulting in a TMA of 6.359% p.a.; 4. ratify that the Variable Portion (PV) to be used in determining the economic and financial valuation of NBTE is 1.0%; 5. to determine that the Shareholding Management Department - PREG, the Financial and Investor Relations Directorate - DF, the Legal Superintendence - PRJ, the Board of Directors' Governance Secretariat - CAAS and the General Secretariat - PRGS each adopt within its scope of action, the measures necessary to comply with this Resolution. Deliberative Quorum: Unanimity. There being no further business to discuss on the matter in question, the collegiate determined the drawing up of this certificate

2 CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 900, dated July 19, 2021.

which, after being read and approved, will be signed by the Chairman of the Board of Directors of Eletrobras. It is registered that the support material for the resolution is filed at the Company's headquarters. The other resolutions taken at this meeting were omitted from this certificate, as they concern merely internal interests of the Company, legitimate caution, supported by the duty of confidentiality of the Administration, pursuant to the "caput" of article 155 of Law No. 6.404/76, therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. The resolution portrayed in this certificate is a faithful copy of the decision taken in the minutes of the meeting in question and contained in the respective book of minutes of the Company. Chairman of the Board: RUY FLAKS SCHNEIDER (RFS). Board Members: RODRIGO LIMP NASCIMENTO (RLN), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), ARMANDO CASADO DE ARAÚJO (ACA), JERÔNIMO ANTUNES (JEA), FELIPE VILLELA DIAS (FVD), MARCELO DE SIQUEIRA FREITAS (MSF), ANA SILVIA CORSO MATTE (ASM) and DANIEL ALVES FERREIRA (DAF).

Rio de Janeiro, July 19, 2021.

RUY FLAKS SCHNEIDER

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.